December 9, 2008
Division of Corporate Finance Securities and Exchange Commission Washington, D.C. 20549 United States
Attn:	Mr. H Christopher Owings Assistant Director
Dear Mr. Owings,
Re:	Oakridge International Corporation (the "Company" or "Oakridge")Registration Statement on Form S-1 File No. 333-152312 Filed on October 15, 2008

We refer to your letter dated October 29, 2008 in regard to the comments on our Form S-1/A filed on October 15, 2008. We hereby submit our replies below together with the relevant pages of our marked up copy of our S-1/A No. 2 for your easy reference. Also, please note that we have filed the edgarized Form S-1/A (Amendment #2) with the SEC today.

Comment 1:

As specified previously, the common selling shareholders between the Company and Asiarim Corporation ("Asiarim") are friends and acquaintances of both Mr. Ho and or Mr. Ku. Our analysis of as to why the selling shareholders that are common between the Company's offerings and Asiarim's offering should not be considered promoters or control persons of the Company are:

*

In reviewing the said filings, there are 14 of our shareholders, out of a total of 52 shareholders, who are also Asiarim shareholders. This represent only about 26.9% of the shareholder base of the Company. Moreover, these common shareholders hold about 5.7% of the total issued shares in the Company. This is a relatively small portion of the holdings in the Company.

*

Other than our President Mr. Ku, all the shareholders in the Company are investors and have no active role, whatsoever, in the Company. All the shareholders are investors and are not considered promoters and controlled persons of the Company.

*

There are no agreements between the Company and any officers and directors of the Company with any of the shareholders of the Company in respect to their investment in the Company other than through the subscription of the shares by the respective shareholders.

Suite 1609, Jie Yang Building, 271 Lockhart Road, Wanchai, Hong Kong Tel: +206 424-7587 Fax: +702 948-5779

Rule 419 of Regulation C does not apply to the Company since the Company is in the stated business of recycle business of printed circuit boards. The Company is a development stage company at the moment and as indicated in its filing is actively pursuing its goals of implementing its business plans. The Company to date has 1) commenced trading in its PCB business by trading in 36 tons of waste PCB 2) completed its website to promote the Company's business 3) recruited a part time staff to manage the waste PCB trading operation and 4) in the process of evaluating the PCB recycle technology for our own plant. The Company is actively seeking funding to expands its operation and have held numerous discussions with the technology holder representative regarding acquiring the technology for the USA and Hong Kong markets. As mentioned in our disclosure in the Form S-1, there are two main business activities which are the trading in waste PCBs and the recycling of the waste PCBs. These two activities are related and can be stand alone operation, like many other manufacturing concerns. We have started the trading operation which will allow us to commence working with suppliers and customers of waste PCBs. The second activity is the recycling process which we plan to set up our own factory and equipment so that we can maximize the profit potential to the Company. This is the most desirable strategy, but this also requires us to raise the most funding. Alternatively, we could also rent facilities with an existing recycler or to revenue share with technology and equipment partners, depending on the Company's available financial resources and the economic market conditions. Thus it is not a pre-request to acquire the land nor to acquire the technology outright, as we can work on revenue share business model with existing recycler. Obviously, such a business model will mean that we do not maximize our profit potential, but this would be a trade off of resource allocation. In conclusion, we have started the trading operation of waste PCBs and have a viable business model for our recycle activities. Thus we do not believe that Rule 419 of Regulation C applies to us as we have commensurate our business plans.

Comment 2:
Please refer to our Form S-1/A No. 2 on page 4 for the disclosure.
Comment 3:
Please refer to our Form S-1/A No. 2, page 6, for the revised disclosure.
Comment 4:
Please refer to our Form S-1/A No.2, page 20, for the revised disclosure.
Comment 5:
Please refer to our Form S-1/A No. 2, page 23 for the revised disclosure.
Comment 6:
Please refer to our Form S-1/A No. 2, page 23 for the revised disclosure.

Suite 1609, Jie Yang Building, 271 Lockhart Road, Wanchai, Hong Kong Tel: +206 424-7587 Fax: +702 948-5779

Comment 7:
We have amended page 24 of the Form S-1/A no.2 filing to describe how we intend to control the cost of extracting the recyclable materials will be less than the resale value.
Comment 8:
We have amended page 24 of the S-1/A no.2 filing today to describe the alliances and to increase the possibility of the success in the PCB recycle market.
Comment 9:
We have amended the disclosure on page 27 to our Form S-1/A no.2.
Comment 10:
We have deleted the disclosure on page 38 to our Form S-1/A no.2 .
Comment 11:

We have added the source of the information to page 28 of the Form S-1/A no.2. For your easy reference you can find the EPP Update Issue 8 February 2001 (page 3) as per attached and the Handbook of Solid Waste Management (Second Edition) page 11.49 at

http://books.google.com.hk/books?id=BzTNoKw6HhYC&pg=PT395&lpg=PT395&dq=over+three-quarters+of+all+computers+ever+bought+in+the+USA+are&source=web&ots=crI2J3JS2-&sig=d212fVJAHx5M6pMT27PHkGceH8c&hl=en&sa=X&oi=book_result&resnum=1&ct=result#PPT395,M1

Comment 12:

We have amended the filing to include the possible required steps required to be complied by EPA. This will mean having discussion with them and the local government on the requirement on the process. Please refer to the Form S-1/A no.2.

Comment 13:
We have added the amount that Mr. Ku intends to lend to the Company in order to fund the Company over the next 12 months. Please refer to the page 36 of the Form S-1/A no.2.
Comment 14:

We have amended the disclosure to state that Mr. Ku still holds the 4 million shares under Rule 144 as at the date of the report. The reference to 30 April 2008 has been removed. Please refer to the amended page 37 of the Form S-1/A no.2.

Suite 1609, Jie Yang Building, 271 Lockhart Road, Wanchai, Hong Kong Tel: +206 424-7587 Fax: +702 948-5779

Comment 15:
We have deleted the disclosure on page 38 of the Form S-1/A no.2.
Comment 16:
We have updated consent from our auditor in Exhibit 23.1.
For and on behalf of Oakridge International Corporation /s/ Sau Shan KU ________________________________ Sau Shan KU President
c.c.	Ms. Blair F. Petrillo, Attorney-Advisor

Suite 1609, Jie Yang Building, 271 Lockhart Road, Wanchai, Hong Kong Tel: +206 424-7587 Fax: +702 948-5779